UNITED STATES OF AMERICA
before the
SECURITIES AND EXCHANGE COMMISSION

PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

In the matter of

CSW Energy, Inc.	REPORT FOR PERIOD
Columbus, Ohio 43215	January 1, 2004 to March 31, 2004

File No 070-07758	PURSUANT TO RULE 24

This report is filed under Rule 24 of the Public Utility Holding Company Act of 1935 by CSW Energy, Inc. (“CSW Energy”), a wholly owned subsidiary of AEP Utilities, Inc. Under HCAR 35-26417, CSW Energy is authorized to participate in cogeneration projects and to provide consulting services with respect to independent power projects (“IPP’s”).

Attached is the information required pursuant to HCAR 35-26417.

(1)	A balance sheet as of the relevant report date. See Exhibit A.

(2)	Income statements for the twelve months ended as of the relevant report date. See Exhibit B.

(3)	Name, owner, and location of each IPP served by CSW Energy during the quarter. None.

(4)	The amount of compensation received for each IPP project. None.

(5)

Information on intercompany transactions with CSW Energy related to CSW Energy’s consulting services, including (a) the name of each associate company providing services, (b) a listing of services provided and (c) the total dollar amount of services provided, broken down by associate company.  None.

Exhibit A

CSW Energy, Inc.
Balance Sheet
March 31, 2004
(Unaudited)
($000‘s)

Assets

Current Assets:
Cash and Cash Equivalents	$ 7,271
Accounts Receivable	4,119
Prepaid Expenses and Other	1,160

Total Current Assets	12,550

Investments In and Advances to Energy Projects	108,790

Notes Receivable - Affiliate	57,773

Other Assets:
Construction in Progress and Project Development Costs	497
Property, Plant, and Equipment, net	100,553
Tax Benefit	3,180
Other	6,371

Total Other Assets	110,601

Total Assets	$ 289,714

Liabilities and Shareholder's Equity (Deficit)

Current Liabilities:
Accounts Payable	$ 3,595
Accrued Liabilities and Other	4,724

Total Current Liabilities	8,319

Notes Payable - Affiliate	86,946
Long-term Debt	114,198
Deferred Income Taxes	67,401
Other	16,125

Total Liabilities	292,989

Shareholder's Equity (Deficit):
Common Stock	1
Additional Paid-in-Capital	87,566
Accumulated Deficit	(90,842)

Total Shareholder's Equity (Deficit)	(3,275)

Total Liabilities and Shareholder's Equity (Deficit)	$ 289,714

Exhibit B

CSW Energy, Inc.
Statements of Operation
For the Twelve Months Ended March 31, 2004 and 2003
(Unaudited)
($000‘s)

	2004	2003
OPERATING REVENUE:
Electric Revenues	$ 12,997	$ 5,831
Thermal Revenues	-	19,835
Equity in Income from Energy Projects	21,788	9,720
Operating and Maintenance Contract Services	13,211	15,043
Other	555	1,445

Total Operating Revenue	48,551	51,874

OPERATING EXPENSES:
Fuel	-	2,751
Operating, Maintenance and Supplies	10,314	18,861
Depreciation and Amortization	7,315	13,518
Salaries, Wages and Benefits	4,709	10,779
General and Administrative	11,669	20,204

Total Operating Expenses	34,007	66,113

INCOME (LOSS) FROM OPERATIONS	14,544	(14,239)

OTHER INCOME (EXPENSE):
Interest Income	3,348	4,058
Interest Expense	(7,846)	(6,918)
Sale of Project Ownership Interest	-	(226)
Provision for Asset Impairment	(70,000)	(11,870)
Other	10,285	(3,892)

Total Other Income (Expense)	(64,213)	(18,848)

LOSS BEFORE INCOME TAXES	(49,669)	(33,087)

INCOME TAX BENEFIT	(22,925)	(22,760)

LOSS BEFORE DISCONTINUED OPERATIONS AND
CUMULATIVE EFFECT OF ACCOUNTING CHANGE	(26,744)	(10,327)

DISCONTINUED OPERATIONS, NET OF TAX	(5,245)	(162,535)

CUMULATIVE EFFECT OF ACCOUNTING CHANGE, NET OF TAX	(120)	--

NET LOSS	$(32,109)	$(172,862)

S I G N A T U R E

As requested by order of this Commission pursuant to the Public Utility Holding Company Act of 1935, CSW Energy, Inc. has duly caused this report to be signed on its behalf on this 24th day of May, 2004.

CSW Energy, Inc.

/s/ Stephen P. Smith

Stephen P. Smith
Treasurer